At a special meeting of shareholders held on April 24, 2013, the shareholders of the Small Cap Growth Fund voted on whether to approve a Plan of Liquidation. A description of the number of shares voted is as follows

Shares For               Shares Against              Shares Abstained
473,792                         9,373                       11,465

At a special meeting of shareholders held on April 24, 2013, the shareholders of the Large Cap Concentrated Growth Fund voted on whether to approve a Plan of Liquidation. A description of the number of shares voted is as follows

Shares For               Shares Against              Shares Abstained
1,391,897                       40,653                      21,823